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                                                                   Exhibit 2.1


       SECTION 3:3 OF THE BY-LAWS OF ANGELICA CORPORATION, AS AMENDED
                           THROUGH AUGUST 30, 2006

         Section 3:3 The Board of Directors shall be elected by the shareholders entitled by law or the Articles of Incorporation to vote for the election of Directors. For all elections prior to the 2007 Annual Shareholders Meeting, the Board of Directors has been and will be divided into three classes, each with three year terms of office ending in successive years. Each Director elected at or after the 2007 Annual Shareholders Meeting shall be elected for a one-year term of office. Directors elected prior to the 2007 Annual Shareholders Meeting shall serve the remaining duration of their three-year terms. Each Director, unless removed, resigned, disqualified, or otherwise separated from office, shall hold office for the term for which he is elected or until his successor shall have been elected and qualified.